SAMSON OIL & GAS CASES STATE GC#2 FOR PRODUCTION

Denver 1700 hours April 9, Perth 0700 hours April 10 2008

STATE GC#2 (Working Interest SSN 37%, Net Revenue Interest 28.3%)
The State GC #2 well is preparing to run production casing having completed a logging program that has been analyzed and that analysis suggests that the well can be expected to be oil productive at an economic rate.

The logging data has identified three hydrocarbon bearing zones within the targeted Lower Leonard Formation. These zones total 36 feet of net pay which compares very favorably to the offsetting State GC#1 well, where the net pay count is approximately half this intersection.

The three zones and the associated oil and gas shows that were recorded whilst drilling are as follows:

Upper Zone 11,242 to 11,302 feet

16 feet of net pay,

Drilling diagnostics; 4,200 units of gas, bright yellow fluorescence and a mud cut from 9.7 ppg to 9.5 ppg

Middle Zone 11,348 to 11,394 feet

12 feet of pay,

Drilling diagnostics; 5,300 units of gas, moderately bright yellow fluorescence, mud cut 9.7 ppg to 9.5 ppg

Lower Zone 11,456 to 11,470 feet

8 feet of pay

Drilling diagnostics; 3,700 units of gas, bright yellow fluorescence mud cut 9.7 ppg to 9.5 ppg.

The preliminary log analysis is consistent with the data that was collected whilst these zones were drilled. Following the running of the production casing the drilling rig will be released and the well will be completed. It is expected that the completion design will include a fracture stimulation which proved to be very effective in the State GC#1 well

The State GC#2 well is located in the Permian Basin in Lea County in eastern New Mexico. The well is adjacent to the State GC#1 well, which produces oil from the Lower Leonard Formation. This well has produced a gross 543,000 barrels and has a gross Expected Ultimate Recovery of 1.1 million barrels. The State GC #2 well can be expected to have a similar recovery so long as the amplitude response is proven to be accurate.

The State GC #2 well location has been developed through the use of 3D seismic which has been analyzed for amplitude response and both the State GC#1 well and the State GC#2 well are located in areas of elevated amplitude thought to be caused by the incidence of porosity. The credibility of the amplitude response has been enhanced because of the lack of amplitude associated with two dry holes drilled adjacent to the State GC#1 well by neighboring lease holders. Thus there is both positive and negative evidence that the porosity associated with the Lower Leonard can be imaged by 3D seismically derived amplitudes.

Samson’s shares (SSN: Amex and ASX) are traded on both the American Stock Exchange and on Australian Securities Exchange. On the Amex, Samson trades an American Depository Share, each of which represent 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. Log analysis is a scientific technique which requires assumptions to be made as to the physical properties of the rocks and fluids intersected and therefore it is imprecise and cannot determine with certainty that the State GC#2 well will be economically productive. The well operations could be delayed or curtailed and may vary from current expectations since various factors, including but not limited to equipment availability or breakage or continuing problems with lost circulation or other unanticipated difficulties could delay those events and change those expectations.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.